GALIANO GOLD RELEASES 2024 SUSTAINABILITY REPORT

Vancouver, British Columbia, May 12, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce the release of its 2024 Sustainability Report (the "Report"), covering both its corporate office and the Asanko Gold Mine (the "AGM"). This Report focuses on the Company's continuous progress on its environmental, social, and governance performance and outlines its vision for sustainability going forward.

2024 Sustainability Report Highlights:

Environment

  Zero significant environmental incidents.
  57.54 ha of land under active rehabilitation.
  18% of AGM's electrical energy needs met by renewable sources (solar).

Social, Health & Safety

  Esaase Social Responsibility Fund operationalized.
  99.8% AGM Ghanaian workforce.
  360 Ghanaian businesses supported.
  2,500 community members included in free health screening campaigns.

Governance

  Human Rights Impact Assessment audit completed.
  Independent Tailings Review Panel key recommendations implemented.

To view or download a copy of the Report, please see the Sustainability section of the Galiano Gold website at https://www.galianogold.com/sustainability/reports-and-publications/default.aspx

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Telephone: 1-778-239-0446

Email: info@galianogold.com